EXHIBIT 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Year Ended December 31,
	2010	2009	2008

Net income applicable to common stock	$69,578	$63,158	$51,692

Average number of common shares outstanding	16,065	16,935	16,802

Net income per share — Basic	$4.33	$3.73	$3.08

Average number of common shares outstanding	16,065	16,935	16,802
Add: Assumed exercise of stock options and vesting of stock grants	350	387	190

Common and common equivalent shares outstanding	16,415	17,322	16,992

Net income per share — Diluted	$4.24	$3.65	$3.04